P.B. 3-1-02

02026395

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's Press Release announcing that Given Imaging has announced the withdrawal of its registration statement in connection with its proposed public offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: March 12, 2002

ELRON ELECTRONIC INDUSTRIES LTD.

- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES THAT GIVEN IMAGING HAS ANNOUNCED THE WITHDRAWAL OF ITS REGISTRATION STATEMENT IN CONNECTION WITH PROPOSED PUBLIC OFFERING

Tel Aviv, March 6, 2002 – Elron Electronic Industries Ltd. (NASDAQ: ELRN), today announced that further to its announcement on January 29, 2002, Given Imaging Ltd. (NASDAQ: GIVN), in which Elron holds directly and indirectly 11.5% of its outstanding shares, has announced that due to current market conditions, it is withdrawing its registration statement for an offering of ordinary shares by the company and certain selling shareholders, including Elron and RDC Rafael Development Corporation Ltd., held 16% by Elron.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-607 5555
doron@elron.net.